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                          June 20, 2023

       John Bencich
       Chief Executive Officer
       ACHIEVE LIFE SCIENCES, INC.
       22722 29th Drive SE, Suite 100
       Bothell, WA 98021

                                                        Re: ACHIEVE LIFE
SCIENCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2023
                                                            File No. 333-272641

       Dear John Bencich:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Chelsea Anderson